FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Galiano Gold Inc. ("Galiano" or the "Company")
1066 West Hastings Street, Suite 1640
Vancouver, BC
V6E 3X1

Item 2: Date of Material Change

February 25, 2022

Item 3: News Release

The news release announcing the material change referred to in this report was disseminated on February 25, 2022 through Newswire and a copy has been filed under Galiano's profile on SEDAR.

Item 4: Summary of Material Change

On February 25, 2022, Galiano announced that recent gold recovery has been lower than expected at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa.

Item 5:

5.1 Full Description of Material Change

On February 25, 2022, Galiano announced that recent gold recovery has been lower than expected at the AGM. The AGM is a 50:50 joint venture with Gold Fields Ltd which is managed and operated by Galiano.

Galiano announced that it had recently detected an increase in gold grades in tailings product leaving the processing facility. The assays indicate total gold grades of approximately 0.40g/t in tailings product, which is higher than the historic and expected total gold grade in tailings of approximately 0.10g/t. Gold recovery has been negatively impacted as a result.

The Company's "Asanko Gold Inc. NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated), dated effective December 31, 2019," describes areas of the Esaase pit that were expected to yield lower recovery, and it is possible that material mined from these areas may be causing the lower recovery. However, given the volume and consistency of the material yielding lower recovery, the Company is working to better understand the cause(s), magnitude and impact of the observed lower recovery.

The Company has initiated a work program designed to ascertain the cause of the elevated grade in the tailings product, which includes:

  Confirmatory analysis of plant stream products at independent third-party laboratories;
  Diagnostic analyses on plant composite samples to determine the nature of the un- recovered gold;
  A complete plant survey to investigate any possible introduction of contaminants and/or operational / mechanical reasons for the elevated tailings product grades;

  Additional drilling in key areas of the Esaase pit to obtain samples for further metallurgical and diagnostic analysis; and
  Review of past metallurgical test work to examine the assumptions underpinning the expected recovery.

The Company is working expeditiously to complete the program and will provide an update in due course. The impact of the lower recovery on the Company and the AGM is uncertain. Depending on the cause of this issue, the Company may be required to take further action which could include unplanned capital expenditures and/or temporarily suspending mining and/or processing activities at the AGM.

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

For further information, please contact Fausto Di Trapani, Executive Vice President and Chief Financial Officer of Galiano, at (778) 729-0627.

Item 9: Date of Report

February 25, 2022.